February 22, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen

Re:	The Scotts Miracle-Gro Company and co-registrants

Registration Statement on Form S-4

File No. 333-178473

Dear Ms. Nguyen:

The Scotts Miracle-Gro Company and the co-registrants (collectively the “Registrants”) pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the effective date for the above-captioned Registration Statement be accelerated to February 27, 2012, at 9:00 a.m. Washington, D.C. time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Registrants may not assert the staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Scott D. McKinney at Hunton & Williams LLP at (202) 419-2170.

Very truly yours, THE SCOTTS MIRACLE-GRO COMPANY

By: /s/ David C. Evans
Name:	David C. Evans
Title:	Chief Financial Officer and Executive Vice President, Strategy and Business Development

THE SCOTTS COMPANY LLC

By: /s/ David C. Evans
Name:	David C. Evans
Title:	Chief Financial Officer and Executive Vice President, Strategy and Business Development

EG SYSTEMS, INC., d/b/a SCOTTS LAWNSERVICE
GUTWEIN & CO., INC.
HYPONEX CORPORATION
MIRACLE-GRO LAWN PRODUCTS, INC.
ROD MCLELLAN COMPANY
SANFORD SCIENTIFIC, INC.
SCOTTS TEMECULA OPERATIONS, LLC
SCOTTS MANUFACTURING COMPANY
SCOTTS PRODUCTS CO.
SCOTTS PROFESSIONAL PRODUCTS CO.
SMG GROWING MEDIA, INC.

By: /s/ David C. Evans
Name:	David C. Evans
Title:	Executive Vice President and Chief Financial Officer

OMS INVESTMENTS, INC.
SWISS FARMS PRODUCTS, INC.
SMG BRANDS, INC.
SCOTTS-SIERRA INVESTMENTS, INC.

By: /s/ Aimee M. DeLuca
Name:	Aimee M. DeLuca
Title:	President and CEO